UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of Registrant’s Name Into English)

Paradeplatz 8, CH-8001 Zurich, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Explanatory note

This report on Form 6-K contains the exhibit set forth below. This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-238458-02 of Credit Suisse AG.

Exhibit 99.1: Press release of Credit Suisse AG dated February 7, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

Date: February 7, 2023	By:	/s/ Elaine Sam
		Name:	Elaine Sam
		Title:	Authorized Officer

	By:	/s/ Ashley MacLean
		Name:	Ashley MacLean
		Title:	Authorized Officer